SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

CORVEL CORPORATION

Name of Issuer

Common Stock

Title of Class of Securities

221006109

CUSIP Number

December 31, 2023

Date of Event That Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221006109	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON: Corstar Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,344,036
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,344,036
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,344,036
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.11%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 221006109	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON: Jeffrey J. Michael
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 215,054*
	6	SHARED VOTING POWER 6,344,036
	7	SOLE DISPOSITIVE POWER 215,054*
	8	SHARED DISPOSITIVE POWER 6,344,036
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,559,090
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 38.37%
12	TYPE OF REPORTING PERSON IN

* Includes 22,125 shares of common stock that may be acquired upon exercise of options as of or within 60 days of December 31, 2023.

Page         4         of     9     Pages

Item 1.

(a)	Name of Issuer

The name of the issuer is CorVel Corporation (“Corvel” or the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices

5128 Apache Plume Road, Suite 400

Fort Worth, TX 76109

Item 2.

(a)	Name of Person Filing. See (c) below.

(b)	Address of Principal Business Office or, if none, Residence.

See (c) below

(c)	Citizenship.

Jeffrey J. Michael

6640 Shady Oak Road, Suite 370

Eden Prairie, MN 55344

United States citizen

Corstar Holdings, Inc.

6640 Shady Oak Road, Suite 370

Eden Prairie, MN 55344

Minnesota corporation

Mr. Michael and Corstar Holdings, Inc. are each a “Reporting Person” and collectively the “Reporting Persons.”

(d)	Title of Class of Securities. Common Stock, par value $0.0001 per share

(e)	CUSIP Number. 221006109

Item 3.	Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: As of December 31, 2023, Corstar Holdings, Inc. held 6,344,036 shares of CorVel common stock. As of December 31, 2023, Jeffrey J. Michael individually owned 192,929 shares of CorVel stock and options to purchase an additional 22,125 shares of CorVel common stock exercisable within 60 days of December 31, 2023. Mr. Michael is the President and CEO and the sole director of Corstar Holdings, Inc. and therefore, may be deemed to be the beneficial owner of the CorVel shares held by Corstar Holdings, Inc.

Page         5         of     9     Pages

(b)	Percent of Class: Based on 17,094,277 shares of the Issuer’s common stock outstanding as of January 29, 2024 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2023, Corstar Holdings, Inc. may be deemed to be the beneficial owner of 37.11% of the Issuer’s common stock and Mr. Michael may be deemed to be the beneficial owner of 38.37% of the Issuer’s common stock.

(c)	The Reporting Persons have the power to vote or dispose of the number of shares as follows:

(i)	Sole power to vote or to direct the vote. Mr. Michael may be deemed to have the sole power to vote or direct the vote of 215,054 shares of common stock based on his ownership of 192,929 shares and options to purchase 22,125 shares that are exercisable within 60 days of December 31, 2023.

(ii)	Shared power to vote or to direct the vote. Mr. Michael maybe deemed to share the power to vote or direct the vote with respect to the 6,344,036 shares of CorVel common stock held by Corstar Holdings, Inc.

(iii)	Sole power to dispose or to direct the disposition of. Mr. Michael has sole power to dispose or control the disposition of 215,054 shares of common stock based on his ownership of 192,929 shares and options to purchase 22,125 shares that are exercisable within 60 days of December 31, 2023.

(iv)	Shared power to dispose or to direct the disposition of. Mr. Michael maybe deemed to have shared power to dispose of or shared power to direct the disposition of 6,344,036 shares of CorVel common stock held by Corstar Holdings, Inc.

Item 5.	Ownership of Five Percent or less of a Class. Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Exhibit A attached hereto identifies each member of the group filing this Schedule 13G/A pursuant to Rule 13d-1(c).

Item 9.	Notice of Dissolution of Group. Not Applicable.

Page         6         of     9     Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

/s/ Jeffrey J. Michael
Jeffrey J. Michael

CORSTAR HOLDINGS, INC.

By:	/s/ Jeffrey J. Michael
Name:	Jeffrey J. Michael
Its:	President & CEO

Page         7         of     9     Pages

Exhibit Index

Exhibit	Title	Page No.

Exhibit A	Group Members	8

Exhibit B	Joint Filing Agreement	9

Page         8         of     9     Pages

EXHIBIT A

Group Members

Jeffrey J. Michael

Corstar Holdings, Inc.

Page         9         of     9     Pages

EXHIBIT B

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G/A (including amendments thereto) with respect to the common stock, par value $0.0001 per share of CorVel Corporation, and further agree that this Joint Filing Agreement be included as Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 9th day of February 2024.

CORSTAR HOLDINGS, INC.

By:	/s Jeffrey J. Michael
Name:	Jeffrey J. Michael
Its:	President & CEO

By:	/s/ Jeffrey J. Michael
Jeffrey J. Michael